Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

To:	Docent Employees Worldwide	October 20, 2003
Fr:	Andy Eckert
Re:	Today’s News

Today we issued 2 press releases, the first regarding Q3 results and the other, more important release announcing the signing of a merger agreement between Docent and Click2learn. This pending combination of two leaders in our industry clearly is a significant and exciting step for our company.

Tomorrow (Tuesday) we’ll be holding a Mountain View employee meeting at 9:00am in Socrates and then a teleconference at 10:00am for our field/international colleagues to describe the merger in more detail. In advance of those meetings, I wanted to outline for you the salient terms of the merger and then highlight its key benefits. Additionally, I’ve included a “Frequently Asked Questions” or FAQ for your review. My hope is this will help provide some context, as many of you will have customer communications right away in the morning.

Let me start by saying that this new relationship is a very positive event for our customers, investors and the e-learning industry as a whole. I believe our market will benefit greatly with a clear leader and this merger is aimed at creating that leader. Our management team, for the reasons outlined below, strongly believes that Click2learn is the best possible partner for creating that leader.

The key terms of the deal:

•	This is a “merger of equals”. No money is changing hands but rather a new company will be owned in approximately equal percentages by both existing sets of stockholders. At the closing, your option grants will be converted at the applicable “exchange ratio” so that you have the opportunity to purchase the appropriate number of shares of the new company. There will be no impact on vesting.
•	We expect to file a registration statement containing a proxy statement/prospectus related to the transaction for the necessary stockholder vote in the coming weeks. Given the ordinary timetable, we expect to close the transaction sometime in early Q1-2004.

•	Until the deal closes, both companies must continue to operate independently and vigorously compete in the marketplace. We are allowed to work together to plan the integration of the two organizations but not to begin implementing any changes until closure.
•	I will be the CEO of the new combined company and Kevin Oakes, currently the CEO of Click2learn, will serve as President and is expected to have primary control for our Sales and Marketing activities. As we decide on the other management positions, we will communicate them to the company. Our natural desire is to leverage the strengths of both companies. All of us who have interacted with the Click2learn team have been impressed with each individual’s talent, passion, and commitment. As you get to know these folks, I know you will agree.
•	The company will be “re-branded” with a new name. Both Kevin and I feel the time is right to make a fresh start in the industry and a new name will help us get more attention as well as look to build on the momentum each company brings to the merger. Research is underway and we expect to announce the new branding at or before the deal’s closure.

I believe the press release described well the reasons why we feel this merger makes sense but let me expand a bit.

•	Click2learn and Docent are two companies in our market with momentum. Over the past year, while many of our competitors have lost market share or stood still, both Docent and Click2learn have continued to grow our customer bases and expand our geographic reach.
•	We believe we will be able to fund global sales, R&D, and customer support sufficiently while delivering a profit to our shareholders.
•	Together, we have over 600 enterprise customers – with 40% of the Fortune 50 and over 35% of the Global 50 among its customers. Of the largest 15 companies in the world, 60% will be customers of the new company. Together, we partner closely with the leading names in our space: Accenture, IBM, Microsoft, Exult, HP, Raytheon, etc. These relationships will provide the combined company with a significant competitive advantage.

These are but a few of the compelling reasons why we pursued this relationship. I look forward to discussing it in more detail on Tuesday. The call-in instructions are:

Toll Free: 1-877-354-5008

International: 1-206-315-8596

Participant Code: 35567

Access to the Interwise event for viewing slide materials:

http://docent.interwise.com/docent/joinimeeting

Event ID: 912684

Let me finish by saying there is always uncertainty associated with news like this. We understand this is the case. Remember our most important constituency is our valued customer base. We have prepared a direct communication for them but, as you all know, our actions and words have the most impact. Please communicate enthusiasm and excitement and describe the positives of this important development.

Thanks,

Andy

Additional Information And Where To Find It

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.